UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION
                 ----------------------------------------------
                                                              :
                               In the Matter of               :
                                                              :
                     AMERICAN ELECTRIC POWER COMPANY, INC.    : CERTIFICATE
                            Columbus, Ohio 43215              : OF
                                                              : NOTIFICATION
                                   (70-5943)                  :
                                                              :
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935  :
                 ----------------------------------------------

     THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated April 19, 1978; HCAR No.
20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980; HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987; HCAR No. 25233, dated December 27, 1990; HCAR No. 25936, dated December 1, 1993; HCAR No. 26516 dated May 10, 1996; HCAR No. 26553, dated August 13, 1996; HCAR No. 27186, dated June 14, 2000 in file 70-9381; and HCAR No. 27258, dated December 19, 2000) during the period from July 1, 2001, through September 30, 2001, the Company issued a total of -0- shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of EquiServe Trust Company, N.A. ("EquiServe")], at a total purchase price of $-0-, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, EquiServe, as Agent under the Plan, purchased on the open market for the accounts of participants a total of 362,899 shares of the Company's Common Stock, at a total purchase price of $16,952,560.43. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.


                                      AMERICAN ELECTRIC POWER COMPANY, INC.


                                       By:    /s/  A. A. Pena
                                         ----------------------
                                                  Treasurer

Dated:  July 17, 2002

                                   SCHEDULE I
                                       to
                     CERTIFICATE OF NOTIFICATION (#70-5943)
                                       of
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                   For the Period July 1 - September 30, 2001


TRANSACTIONS THIS PERIOD:

                            - ORIGINAL ISSUE SHARES -

                         SHARES                PRICE              TOTAL
      PERIOD             ISSUED              PER SHARE        PURCHASE PRICE

TOTAL O/I PURCHASE        -0-                                      $-0-

                            - OPEN MARKET PURCHASES -

                          SHARES           AVERAGE PRICE             TOTAL
         DATE            PURCHASED           PER SHARE           PURCHASE PRICE

      07/03/2001           7,470              46.420           $    346,753.76
      07/10/2001           5,608              48.457                271,748.95
      07/17/2001           3,941              47.538                187,347.26
      07/24/2001           6,824              42.025                286,779.53
      07/31/2001           4,961              45.122                223,850.24
      08/07/2001          10,820              45.600                493,389.85
      08/14/2001           4,913              44.770                219,955.01
      08/21/2001           4,650              45.670                212,363.27
      08/28/2001           2,260              46.482                105,049.32
      09/04/2001           3,114              46.587                145,071.14
      09/05/2001          52,500              46.648              2,449,020.00
      09/06/2001          35,000              46.879              1,640,765.00
      09/07/2001          36,000              46.960              1,690,560.00
      09/10/2001          42,000              46.683              1,960,686.00
      09/17/2001          44,000              46.798              2,059,112.00
      09/17/2001           7,569              46.761                353,930.43
      09/18/2001          45,500              47.031              2,139,910.50
      09/18/2001           1,918              47.084                 90,307.11
      09/19/2001          41,327              47.521              1,963,900.37
      09/25/2001           2,524              44.398                112,060.69
        TOTAL
     O/M PURCHASE        362,899                               $ 16,952,560.43
                         =======                               ===============

                         - TOTAL ACTIVITY THIS PERIOD -

                          SHARES                     TOTAL
                         PURCHASED               PURCHASE PRICE

O/I Shares                  -0-                  $    -0-
O/M Purchases             362,899                $16,952,560.43
                          -------                --------------

TOTAL ACTIVITY            362,899                $16,952,560.43
                          =======                ==============


PAGE TWO
SCHEDULE I to
CERTIFICATE OF NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period July       1 - September 30, 2001



CUMULATIVE SUMMARY OF TRANSACTIONS:

                            - ORIGINAL ISSUE SHARES -

                                                                   TOTAL
                                      SHARES ISSUED            PURCHASE PRICE

Totals from last report                  47,773,594         $1,008,340,148.37
Transactions this period                        -0-         $      -0-
                                         ----------         -----------------

   Total Original Issue Shares           47,773,594         $1,008,340,148.37
                                         ==========         =================

                            - OPEN MARKET PURCHASES -

                                                                   TOTAL
                                      SHARES ISSUED            PURCHASE PRICE

Totals from last report                  22,886,537           $716,070,576.49
Transactions this period                    362,899           $ 16,952,560.43
                                         ----------            --------------

   Total Open Market Shares              23,249,436           $733,023,136.80
                                         ==========           ===============